UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

DOUBLE EAGLE HOLDINGS, LTD.
 (Name of Issuer)

Common Stock, Par Value $0.001 per Share
(Title of Class of Securities)

25856Y107
 (CUSIP Number)

April 14, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 25856Y107	13G	Page 2 of 6 Pages

(1)	NAMES OF REPORTING PERSONS Leonard Adler

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	(5) SOLE VOTING POWER 5,614,500 shares

BENEFICIALLY OWNED BY	(6) SHARED VOTING POWER 0 shares

EACH REPORTING	(7) SOLE DISPOSITIVE POWER 5,614,500 shares

PERSON WITH	(8) SHARED DISPOSITIVE POWER 0 shares

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,614,500 shares

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.79%

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 25856Y107	13G	Page 3 of 6 Pages

Item 1.

(a)   Name of Issuer

Double Eagle Holdings, Ltd. (the "Issuer")

(b)   Address of Issuer's Principal Executive Offices

20900 NE 30th Avenue,
Eighth Floor
Aventura, FL 33180

Item 2(a)  Name of Person Filing

Leonard Adler (the “Reporting Person”).

Item 2(b)  Address of Principal Business Office or, if none, Residence

c/o Double Eagle Holdings, Ltd.
20900 NE 30th Avenue,
Eighth Floor
Aventura, FL 33180

Item 2(c)  Citizenship

The Reporting Person is a citizen of the United States of America.

Item 2(d)   Title of Class of Securities

Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e)   CUSIP Number

25856Y107

Item 3.  If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐   Broker or dealer registered under Section 15 of the Act (15 U.S.C.78o).

(b) ☐   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐   Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐   Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐   An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) ☐   An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g) ☐   A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) ☐   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 25856Y107	13G	Page 4 of 6 Pages

Item 4.  Ownership

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

According to the information provided to the Reporting Person by the Company, as of April 14, 2011, there were 82,676,493 shares of common stock of the Issuer issued and outstanding.   Pursuant to an Exchange Agreement, dated as of April 14, 2011, by and between the Issuer and the Reporting Person, Maurice E. Durschlag, Brian Tuffin and Adam Adler (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 14, 2011), the Reporting Person was issued 5,512,500 shares of restricted common stock of the Issuer in exchange for 237 shares of common stock of Fuse Science, Inc.  As a result of such transaction, together with the transactions listed below, the Reporting Person acquired a controlling interest on such date of 6.79% of the issued and outstanding common stock of the Issuer.

Date of Purchase	No. of Shares	Price per Share
March 2, 2011	5,000	$0.018
April 18, 2011	50,000	$0.038
April 25, 2011	17,000	$0.045
April 25, 2011	5,000	$0.046
April 25, 2011	25,000	$0.048

CUSIP No. 25856Y107	13G	Page 5 of 6 Pages

Item 5.  Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

      Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      Not applicable.

Item 8.  Identification and Classification of Members of the Group

      Not applicable.

Item 9.  Notice of Dissolution of Group

      Not applicable.

Item 10.    Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or otherwise influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 25856Y107	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 12, 2011

/s/ Leonard Adler
Leonard Adler